UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 9, 2013

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Cash Tender Offer: Early Participation Results dated 09 April 2013

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 9, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: April 9, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

April 9, 2013

BARCLAYS BANK PLC TENDER OFFER: ANNOUNCEMENT OF EARLY PARTICIPATION RESULTS

On March 26, 2013, Barclays Bank PLC (the "Issuer") announced a cash tender offer (the "Tender Offer") to holders of the Issuer's 6.05% Fixed Rate Subordinated Notes due 2017 (CUSIP/ISIN: 06739G AE9 / US06739GAE98 / XS0334249223) (the "6.05% Notes") and 5.140% Lower Tier 2 Notes due October 2020 (CUSIP/ISIN: 06739G BP3 / US06739GBP37) (the "5.140% Notes" and collectively with the 6.05% Notes, the "Notes"), subject to the terms and conditions set forth in an offer to purchase dated March 26, 2013, as amended by the Issuer's announcement on April 3, 2013 that it had decreased the maximum aggregate principal amount of Notes the Issuer will accept in the Tender Offer (the "Tender Cap") from $1 billion to $850 million (the "Offer to Purchase").

Further to the Tender Offer, the Issuer hereby informs the holders of the Notes that, as of 5:00 p.m., New York City time, on April 8, 2013 (the "Early Participation Deadline"), approximately $936 million principal amount of the 6.05% Notes and approximately $242 million principal amount of the 5.140% Notes, or a total of approximately $1.178 billion principal amount of the Notes, were validly tendered and not validly withdrawn pursuant to the Tender Offer.  Subject to the terms and conditions of the Tender Offer, the Issuer confirms that it has accepted for purchase approximately $850 million of the Notes validly tendered and not validly withdrawn at or prior to the Early Participation Deadline.  All Notes validly tendered with a Bid Premium less than the Clearing Spread Premium of 30 basis points have been accepted for purchase.  Notes validly tendered with a Bid Premium that is equal to the Clearing Spread Premium have been accepted for purchase on a prorated basis in the manner described in the Offer to Purchase using a proration factor of 89.68%. All Notes not accepted as a result of proration and all tenders of Notes with a Bid Premium in excess of the Clearing Spread premium have been rejected.

Holders of the Notes who validly tendered Notes and did not validly withdraw such Notes at or prior to the Early Participation Deadline and whose Notes are purchased by the Issuer will receive the Total Consideration for that series of Notes indicated in the table below, which includes the Early Participation Amount of $50 per $1,000 principal amount of Notes accepted for purchase, as well as a cash payment in an amount equal to the accrued and unpaid interest on those Notes from (and including) the interest payment date for the relevant series of Notes immediately preceding the Early Payment Date to (but excluding) the Early Payment Date ("Accrued Interest") in the amounts indicated in the table below.  The Reference Yield for each series of Notes, calculated by the Dealer Manager in the manner described in the Offer to Purchase, is also set forth in the table below.

Series of Notes	Base Spread	Clearing Spread Premium	Clearing Spread	Reference Yield	Tender Offer Yield	Total Consideration1	Accrued Interest1
6.05% Notes	250 bps	30 bps	220 bps	0.677%	2.877%	$1,137.21	$21.01
5.140% Notes	235 bps	30 bps	205 bps	1.729%	3.779%	$1,088.30	$24.99
1Per $1,000 principal amount of Notes.

The settlement date for the Notes tendered before the Early Participation Deadline and accepted for purchase by the Issuer is expected to be today, April 9, 2013 (the "Early Payment Date").

Because the Issuer has accepted for purchase Notes in an aggregate principal amount equal to the Tender Cap, no Notes tendered after the Early Participation Deadline will be accepted for purchase.

The Tender Offer remains subject to the terms, conditions and restrictions set forth in the Offer to Purchase. Capitalized terms used and not otherwise defined in this announcement have the meanings given to them in the Offer to Purchase.

For Further Information

A complete description of the terms and conditions of the Tender Offer is set forth in the Offer to Purchase. Further details about the transaction can be obtained from:

The Dealer Manager

Barclays Capital Inc.
745 Seventh Avenue
New York, New York 10019
United States
Telephone: +1 (212) 528-7581
US Toll Free Number: +1 (800) 438-3242
Attention: Liability Management Group
Email: liability.management@barclays.com

The Tender Agent

Global Bondholder Services Corporation
65 Broadway - Suite 404
New York, New York 10006
United States
Banks and Brokers Call: +1 (212) 430-3774
Toll Free Number: +1 (866) 470-4200
Facsimile: +1 (212) 430-3775/3779
Attention: Corporate Actions
Email: Info@gbsc-usa.com

A copy of the Offer to Purchase is available to eligible persons upon request from the Tender Agent.

Analyst and Investor Information

Further information for analysts and investors can be obtained from the following contacts at Barclays:

Investor Relations
Charlie Rozes
Tel: +44 (0) 20 7116 5752

Barclays Treasury
Steven Penketh
Tel: +44 (0) 20 7773 0125

Media Relations
Giles Croot
Tel: +44 (0) 20 7116 6132

DISCLAIMER

This announcement must be read in conjunction with the Offer to Purchase.  No offer or invitation to acquire or exchange any securities is being made pursuant to this announcement. If any holder is in any doubt as to the action it should take, it is recommended to seek its own legal, tax and financial advice, including as to any tax consequences, from its stockbroker, bank manager, lawyer, accountant or other independent financial adviser. The distribution of this announcement and the Offer to Purchase in certain jurisdictions may be restricted by law.  Persons into whose possession this announcement and/or the Offer to Purchase comes are required by each of the Issuer, the Dealer Manager and the Tender Agent to inform themselves about and to observe any such restrictions.